THE SOURLIS LAW FIRM
                      Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*		The Galleria
Philip Magri, Esq.+			2 Bridge Avenue
Joseph M. Patricola, Esq.*+ #		Red Bank, New Jersey 07701
					(732) 530-9007  Fax (732) 530-9008
					www.SourlisLaw.com
* Licensed in NJ			Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

________________________________________________________________________________

June 9, 2009

VIA EDGAR AND EXPRESS MAIL
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549
Attn: 	Daniel H. Morris
Attorney-Advisor

			Re: 	Casino Players, Inc.
				Amendment No. 4 to Registration on Form S-1
				Filed April 9, 2009
				File No.: 333-138251

Dear Mr. Morris:

	Below please find our responses to the Staff's comment letter, dated May 6, 2009 (the "Comment Letter"), regarding the above-captioned matter filed on behalf of our client, Casino Players, Inc. (the "Company"). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

 	Please be advised that the Company has filed Amendment No. 5 to the Registration Statement today, June 9, 2009 pursuant to the Comment Letter. A copy of this letter and Amendment No. 5, marked to show where we responded to your comments, will be sent to you via express mail today.

 	Please do not hesitate to contact me if you have any questions regarding this matter.

 				Very truly yours,
 				The Sourlis Law Firm
 				/s/ Virginia K. Sourlis, Esq.
 				Virginia K. Sourlis, Esq.


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Cover, page 1

1.	The selling shareholders in this offering may be deemed underwriters.
Accordingly, please revise the second paragraph to delete the statement that none of the selling shareholders are acting as underwriters.

Response:  We have deleted this statement.

2.	Please relocate the fourth paragraph on the cover page to an appropriate section inside the prospectus. In addition, please revise or re-format, as necessary, to limit the cover page to one page. Refer to 501 (b) of Regulation S-K.

Response: We have moved the fourth paragraph from the cover page to the second section of the Liquidity and Capital Resources section. The paragraph now reads as follows:

	We do not have enough capital to fund our operations for the next 12 months. We will depend on generating sufficient proceeds from this offering to fund our operations. We will also need to raise additional capital by the issuance of securities and from loans. In the event the company is not successful in selling any shares in this offering, the company's chief executive officer has agreed to continue to fund the company's operations until any such funding can be raised.


Summary, page 4

3.	Please revise to clarify that this is a complete summary.

Response:  We have revised the Summary section to be a complete summary.

Who We Are, page 4

4.	We note your response to prior comment 2. Please revise to disclose in the first few paragraphs of this section your revenues and net loss for the most recent audited period and interim stub period, as applicable. In addition, please disclose that you have received a going concern opinion. Note that you need not remove the entire "Going Concern" section on page 3 to the front of the summary.

Response: We have disclosed in the second paragraph under the Who We Are section of the Summary section the following:

At March 31, 2009, we had $95 in cash on hand and a stockholders' deficit of $451,763. For the twelve months ended December 31, 2007 we had revenues of $81,431 and a net loss of $143,026, compared to $4,200 in revenues and a net
loss of $34,849 for the fiscal year ended December 31, 2008   For the three
months ended March 31, 2009, we generated $1,307 in revenues, compared to $4,200 during the three months ended March 31, 2008. In our auditor's 2008 audit report, they expressed their doubt as to our ability to continue as a going concern. We do not currently have enough capital to fund our operations
for the next 12 months.   We estimate that we will need $500,000 to fund our
operations for the next 12 months.

5.	Refer to the last paragraph on page 4. Please provide the basis for your claim that "more and more" gamblers are switching to slot machines. If this is merely your belief, please revise to clarify that you are stating your belief.

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Response:  We have deleted this statement.

6.	We note your disclosure that you do business with two cruise lines.
However, it appears from your disclosure later in the summary section that you have held only one poker cruise and are merely in discussions with another possible cruise line. If true, please revise to reconcile and clarify. It also appears that one poker cruise you have had did not go as planned, as the cruise line limited the gambling to those 10 people you brought on board. If true, revise to clarify at the forefront of the summary section that while you have done business with one cruise line, it is unclear and unlikely that you will continue to do business with this line in the future given the outcome of the prior poker cruise.

Response: We have revised the disclosure to state as follows:

In April 2005, the Company operated one seven night Caribbean cruise mini-poker tournament (the "Poker Cruise") on a cruise ship before the ship sailed to the Mediterranean. The poker tournament was to be available to all passengers on board. However, the cruise line changed its decision once it departed and only let the Company's 10 poker passengers play, denying that opportunity to the other 1,800 passengers. The Company did not have a legal contract signed by the cruise company and was unable to take any legal recourse against the cruise line company. As a result of the cruise line's restrictions, the financial results were disappointing because we had 12 staff members on board and the tournament was limited to only the 10 cruise players we had brought. Although we are in discussion with them for another tournament, the Company does not intend to do business with this cruise line without a written and enforceable contract. Also, the Company is in discussions with another cruise line to lease public space and offer mini-tournaments to all cruise passengers. The Company had not operated any additional Poker Cruises. The Company generated $5,600 in income to cover wages, cabins, and related expenses for the week and netted $1,400 in profits. On average each Player played 2-3 games a day with a $230 Buy-In that produced $30, per Player, revenue to the Company. The balance of the Buy-In money was returned as winnings to the mini - tournament winners.

In April 2007, we had 60 passengers who signed up with the Company to "Play to Qualify" on a cruise. None of the players qualified. However, we earned $7,000 in cabin commissions.


7.	We note your disclosure that the cruise line changed its decision to allow all passengers to participate in your poker tournament. Please tell us whether there was a written agreement in place with the cruise line upon which you placed your expectations for having a poker tournament with all other passengers. If there was no such agreement, please revise to clarify this fact. Also, since this appears to be a risk that is ongoing in the event that you identify other cruise lines to do business with, please add a risk factor discussing this fact that cruise ships may limit your poker tournaments to only those players you bring on board.

Response:  We have revised the paragraph to read as follows:

The Company's goal is to add another revenue stream from cruise passengers that desire to play poker instead of Casino slots or table games. In April 2005, the Company operated one seven night Caribbean cruise mini-poker tournament (the "Poker Cruise") on a cruise ship before the ship sailed to the Mediterranean. The poker tournament was to be available to all passengers on board. However, the cruise line changed its decision once it departed and only let the Company's 10 poker passengers play, denying that opportunity to the other 1,800 passengers. The Company did not have a legal contract signed by the cruise company and was unable to take any legal recourse against the cruise line company. As a result of the cruise line's restrictions, the financial results were disappointing because we had 12

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staff members on board and the tournament was limited to only the 10 cruise players we had brought. Although we are in discussion with them for another tournament, the Company does not intend to do business with this cruise line without a written and enforceable contract. Also, the Company is in discussions with another cruise line to lease public space and offer mini-tournaments to all cruise passengers. The Company had not operated any additional Poker Cruises. The Company generated $5,600 in income to cover wages, cabins, and related expenses for the week and netted $1,400 in profits. On average each Player played 2-3 games a day with a $230 Buy-In that produced $30, per Player, revenue to the Company. The balance of the Buy-In money was returned as winnings to the mini - tournament winners.

We also added the following Risk Factor

Cruise ships might limit our poker tournaments to only those players we bring on board.

In April 2005, the Company operated one seven night cruise mini poker tournament (the "Poker Cruise") on a cruise ship before the ship sailed the Caribbean to the Mediterranean. The poker tournament was to be available to all passengers on board. However, the cruise line changed its decision once it departed and only let the Company's 10 poker passengers play, denying that opportunity to the other 1,800 passengers. The Company did not have a legal contract signed by the cruise company. We had detailed emails from their corporate Director of Marketing confirming all passengers could play, but the ships Chief Operating Officer ignored the emails and restricted passengers playing. The financial results were disappointing because we had 12 staff members on board and the tournament was limited to only the ten cruise players we had brought. The Company had not operated any additional Poker Cruises.
The Company is in discussions with another cruise line to lease public space and offer mini-tournaments to all cruise passengers; and the Company continues negotiating with the original cruise company for future sailings. The Company does not intend to use this cruise line without a written and enforceable contract in place. If we are unable to obtain written contracts with cruise ships in the future, we will not be able to enforce our agreed upon arrangements with them and our business could suffer as a result of this.


8.	We note your disclosure that you need to generate thousands of gamblers monthly in order to send large numbers to the 26 casinos with which you are licensed. To provide greater context to this statement and your need to generate large numbers of gamblers, please disclose here how many gamblers you have been generating monthly over the past year and how many you have sent to these casinos during that same time.

Response: We have deleted this sentence regarding our need to generate thousands of gamblers monthly in order to send large numbers to the 26 casinos with which you are licensed..

We have also added the following disclosure:

The Company sent over 100 gamblers to Casino Resorts in 2007 and less than 50 in 2008. The goal is to send 2,000 Play to Qualify gamblers and 200 qualified Players a month via Internet marketing to 8 million gamblers a month and purchase 3 inch by 5 inch ad displays in the Sunday Travel sections of newspapers.


9.	We note your disclosure on page 5 that you have to rely on gaming info provided by casino management. Consistent with your related disclosure in the risk factors section, disclose here that there have been times when players have advised you they lost more then the casino reported, but you still had no recourse with the casino.

Response: We have disclosed the following as the fourth paragraph of the Summary section:

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Our Casino Player is identified when he/she advises the Casino Dealer/Manager that he/she is a Casino Rated Player and shows a Player ID Card. The Casino Manager then writes down the start of playing time and watches to determine average bet and hours played. The tracking procedure is left up to the Casino, and the Casino Rep Company has to rely on gaming info provided by the Casino management. In some instances, it has come to our attention that our Players' losses and average bets exceeded those reported by the Company, thereby reducing our commissions since we make a commission based on a player's loss
at the casino.   The Company has no recourse other than to not return Players to respective Casinos.

Also, we added the following Risk Factor:

The commissions received from Casinos are based upon the Players' hours played per day and amount of the average bet.

The Casino will issue a report to us after the Player departs, which outlines the hours played, the amount of wins or losses, and the commission paid for delivering the Player to the Casino. We rely on the Casinos' reports and do not have the ability to independently verify or challenge them. There are times when Players have advised us that they lost more than the Casino reported; however, we do not have recourse with the Casinos.

We have also added the following paragraph to the Description of Business:

Our Casino Player is identified when he/she advises the Casino Dealer/Manager that he/she is a Casino Rated Player and shows a Player ID Card. The Casino Manager then writes down the start of playing time and watches to determine average bet and hours played. The tracking procedure is left up to the Casino, and the Casino Rep Company has to rely on gaming info provided by the Casino management. In some instances, it has come to our attention that our Players' losses and average bets exceeded those reported by the Company, thereby reducing our commissions since we make a commission based on a player's loss
at the casino.   The Company has no recourse other than to not return Players to respective Casinos.



History, page 5

10.	This section appears incomplete, as you end with the word "Joseph" and provide very little about the company's history. Please revise accordingly.

Response: We have revised this section to be complete. We apologize for any confusion.

We have also disclosed the following in the Description of Business:

History:

We have been in business since 2004, operating out of Ft. Lauderdale, Florida and Detroit, Michigan. Our President, Joseph Fahoome, has over 25 years experience in owning and operating a Casino Rep Company in Detroit and relocated to Ft. Lauderdale in 2004 to operate Casino Rated Players. Mr. Fahoome owned a Casino Rep business in Detroit for over 25 years, sending Players primarily to Las Vegas and Atlantic City in groups of 10 to 100 Players. The marketplace changed in Detroit when three new Casinos simultaneously opened in Detroit, all operating 24 hours a day, 7 days a week and offering the same games and entertainment Las Vegas and Atlantic City offered, resulting in dramatic decrease of Players interest in Las Vegas or Atlantic City.

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Selected Financial Data, page 7

11.	It appears that total Liabilities are $454,802 as of December 31, 2008.
Please revise or advise. In addition, please revise the caption "Total Expenses" to state "operating Expenses" in a matter consistent with your Statements of Operations on page F-4.

Response:  We have revised the section to comply with this comment.

Offering Price, page 8

12.	Please revise to clarify that your shares will be offered at $0.25 per share until the shares are listed on the OTC:BB

We have revised this section to read as follows:

                        DETERMINATION OF OFFERING PRICE

We have determined the offering price of the Shares based on our projections for year 1 (12 months after the date the Registration Statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission) based on several factors including prevailing market conditions, including the history and prospects for the industry in which we compete, and projected profits.

The Selling Stockholders are offering their shares of common stock for sale in this Offering. The Selling Stockholders will sell our shares at $0.25 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.


We have also revised this Summary section to read as follows:

Offering Price:	The offering price will be $0.25 per share.  We have
determined the offering price of the Shares based on our projections for year 1 (12 months after the date the Registration Statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission) based on several factors including prevailing market conditions, including the history and prospects for the industry in which we compete, and projected profits. Upon the effectiveness of the registration statement of which this prospectus forms a part, we intend to solicit a registered broker/dealer to apply to FINRA to have our common stock traded on the OTC Bulletin Board. The actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions.


We have also added the following Risk Factor:

The offering price of the Shares has been arbitrarily determined.

There has been no prior market for our common stock or other securities. We have determined the offering price of the Shares based on our projections for year 1 (12 months after the date the Registration Statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission) based on several factors including prevailing market conditions, including the history and prospects for the industry in which we compete, and

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projected profits.  The offering price should not be considered an indication of the actual value of the Shares. Upon the effectiveness of the registration statement of which this prospectus forms a part, we intend to solicit a registered broker/deal to submit an application with FINRA to be a market maker of our common stock and to have our common stock quoted on the OTC Bulletin Board. We can give no assurances that that such application will be approved. Even if our common stock is quoted on the OTC Bulletin Board, the prices of our common stock will be subject to market conditions and privately negotiated transactions. The prevailing market prices of your common stock might be less than your purchase price of our common stock.


Risk Factors, page 9

13.	Please add a risk factor to disclose that the company will be required to establish and maintain adequate internal controls and procedures over financial reporting. Also, please discuss the consequences in the event that you fail to maintain an effective system of internal controls or discover material weaknesses in your internal controls.

Response:  We added the following risk factor:

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and we could be subject to regulatory scrutiny.

Upon the effectiveness of this Registration Statement of which this prospectus forms a part, we will be required to file periodic and other reports with the SEC. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, referred to as Section 404, we will be required, to perform an evaluation of our internal controls over financial reporting in our annual report on Form 10-K for the fiscal year ended December 31, 2009, and have our independent registered public accounting firm test and evaluate the design and operating effectiveness of such internal controls and publicly attest to such evaluation. We are in the process of preparing an internal plan of action for compliance with the requirements of Section 404, which includes a timeline and scheduled activities, although as of the date of this filing we have not yet completed our effectiveness evaluation. As a result, we cannot guarantee that we will not have any material weaknesses reported by our independent registered public accounting firm. Compliance with the requirements of
Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, or if our independent registered public accounting firm cannot timely attest to our evaluation or disagrees with management's report on the Company's internal control over financial reporting, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations, and cause potential stockholders and clients to lose confidence in our financial reporting, which could harm our business and the value of our common stock

14.	Consistent with your disclosure on page 39, please add a risk factor to discuss the trend of many states to allow gambling on a local level and the impact this has had on your business which appears more focused on the Las Vegas casino market.

Response: We have added the following risk factor:

Local casinos and slot parlors could hurt our business.


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We face intense competition. Over the past few years, many states have permitted and continue to permit casino companies to build and operate slot parlors and casino resorts in their states in order to provide employment, tourist dollars and taxes. Many casino resorts and casino parlors have been marketing their business to gamblers who frequent Las Vegas and/or Atlantic City. Gamblers who wish to save time and money by frequenting local slot parlors and casinos, especially in light of the current recession and decrease in discretionary income, have been adversely affecting casino resorts in Las Vegas and Atlantic City as well as other destinations. Therefore, competition
in our industry is high and intense and becoming more so.   We do not know
when or if, such traditional destinations will return to their prior levels. Our business and stock price could be adversely be affected by the proliferation of local casinos and slot parlors.


Also, we have added the following paragraph to the Competition section of the Description of Business:

Competition

We face intense competition. Over the past few years, many states have permitted and continue to permit casino companies to build and operate slot parlors and casino resorts in their states in order to provide employment, tourist dollars and taxes. Gamblers who wish to save time and money by frequenting local slot parlors and casinos, especially in light of the current recession and decrease in discretionary income, have been adversely affecting casino resorts in Las Vegas and Atlantic City as well as other destinations. Therefore, competition in our industry is high and intense and becoming more
so.   We do not know when or if, such traditional destinations will return to their prior levels.


15.	Please include a risk factor to discuss the fact that your stock is a penny stock and the limitations or restrictions associated with buying and selling a penny stock.

Response:  We have added the following risk factor:

We are subject to the penny stock rules, which may adversely affect trading in our common stock.

	Currently our common stock is a "low-priced" security under the "penny stock" rules promulgated under the Securities Exchange Act of 1934, as amended. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document that describes the risks associated with such stocks, the broker-dealers' duties in selling the stock, the customer's rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer. The effect of these restrictions will probably decrease the willingness of broker-dealers to make a market in our common stock, decrease liquidity of our common stock and increase transaction costs for sales and purchases of our common stock as compared to other securities. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent abuses normally associated with "low-priced" securities from being established with respect to our securities.


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16.	Based upon your disclosure on page 19, it appears 14 of your 25 casino licenses are with Harrah's and you therefore may rely on your licenses, you would have to seek similar licenses from other casino as a replacement. Please add a risk factor to explain the possible consequences of the loss of the Harrah's licenses to your business, including the relative difficulty those licenses and the effect on your business if replacements cannot be obtained.

Response:  We have added the following risk factor:

A majority of our commissions will be from 14 of Harrah's Casinos. The loss of our relationship with Harrah's could have a material adverse effect on our business operations.

Fourteen of our 25 licenses are with Harrah's casinos. If we were to lose our licenses with Harrah's, we would seek similar license from competitive Casinos in the marketplaces desired. Our failure to get similar licenses with other casinos could have a material adverse affect on our business operations.


Current Conditions in the global markets and generic economic......page 9

17.	Please consider whether the market downturn may cause casinos to reduce the number and amount of complementary offerings, including travel and lodging, provided to gamblers and, correspondingly, also reduce their willingness to use casino rep companies like yours. If so, please expand this risk factor or add a new risk factor, as appropriate.

Response:  We have added the following risk factor:

Casinos have been reducing their complimentaries.

In light of the recession and gamblers' decrease in discretionary income, casinos have been reducing their comps in order to increase their gross margins. Since we depend on such comps to pass on to our customer, our business may be materially adversely affected if cannot require comps and/or we fail to grow our business, including, but not limited to, acquiring profitable Casino Rep Companies.


We have also added the following to the Competition section:

Also in light of the recession and gamblers' decrease in discretionary income, casinos have been reducing their comps in order to increase their gross margins. Since we depend on such comps to pass on to our customer, our business may be materially adversely affected if cannot require comps and/or we fail to grow our business, including, but not limited to, acquiring profitable Casino Rep Companies.


Description of Business, page 14

18.	Refer to the fifth paragraph on page 15.  You state that a casino rep must be licensed in "every state that offers gambling" and also with the specific casinos it seeks to represent. However, your disclosure elsewhere in the same paragraph suggests that reps are only required to secure licenses from states in which they work. Please revise to clarify and reconcile your disclosure regarding state licensing requirements. In addition, please provide additional detail regarding state licensing process, including state licensing criteria.

Response: We have deleted the fifth paragraph and revised the Governmental Regulation -- Casino Licenses section of the Description of Business section to read as follows:

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Governmental Regulation -- Casino Licenses

A Casino Rep must qualify for a gaming license in every state that it, he or she wants to receive gaming commission that offers gambling and then with a respective Casino Resort that is offering a commission for the Rep's delivering eligible Players to their property. Once a Casino Rep is licensed with a Casino Resort, it may request free rooms or suites for qualified Players and receive a commission from the dollars played. There are over 800 Casino Rep companies in the United States that are licensed in one or more states, each receiving a commission from the licensed Casino Resort. Casino Resorts utilize individuals Reps to market their Casino play to High and Low Rollers and pay a commission to licensed individuals and companies that send qualified Players. The license procedure for a Casino Rep in the state in which he or she submits a casino license application includes a financial and personal background approval, including references of strong character, no delinquent payments for alimony, child support, DUI, and poor credit status; by each state or Government that has legalized gambling. The objective of the States is to keep the image of the Gaming Industry clean and to assure Casino Resorts that a thorough investigation has been completed. The Casino will also do its own personal investigation of a potential Casino Rep, even though the state has approved the individual to receive commissions from a licensed Casino Resort. An annual fee is charged by the state ranging from $700 in Nevada to $800 in Mississippi and is renewable annually when the Rep pays a renewal fee and receives a new favorable background check from his local police department. The Company's President, Joseph Fahoome, is licensed in Nevada, New Jersey, Connecticut, and the Bahamas. The Company needs at least one officer to be licensed to qualify for commissions from Casino Resorts. Joseph Fahoome is licensed at 14 of Harrah's Casinos, Nassau Bahamas' Crystal Palace and Trump Plaza Casino in Atlantic City. The licenses were obtained by completing each state's due diligence forms and receiving a background report from a local police department.


19.	Please revise the discussion of your poker cruises and mini-tournaments in the section to more clearly and accurately reflect what you have done to date in this area as compared to what are merely aspirations. For example, on page 17 you state that you sell cabins (40-50) to poker players and operate poker games when the ship is at sea, while your earlier disclosure indicated that you have only held on poker cruise and brought 10 players on board to participate. You also disclose here that the poker tournament is available to all passengers on board, while your earlier disclosure stated that the cruise line did not permit other passengers to play in your tournament. In addition, you disclose here that you have the opportunity to offer free cabins to qualified players, however, it is unclear whether you have yet had the ability to provide a player with a free cruise cabin, as compared to a free hotel room. Revise to clarify throughout.

Response:  We have revised this disclosure.

Marketing, page 18

20.	Please reconcile your disclosure here that you use the services of companies that specialize in email internet broadcasting to send invitations to a "leased" database, with your disclosure on page 15 that you will subscribe to additional databases only after your have the financial resources to do so. Clarify whether your marketing efforts thus far are limited to your own database, and whether using additional databases are an aspiration or whether such marketing efforts are currently being employed. If third party databases are currently being employed, revise to provide greater detail about such efforts.

Response: We have revised the Marketing section to include the following paragraph:

Mr. Fahoome co-owned a Casino Rep Company in Detroit for 25 years and operated tour and travel packages to Las Vegas, Nassau, and Atlantic City.

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
He also sent Players to Casino Resorts in those locations. Joseph Fahoome's company, VIP Junkets Inc., was dissolved on June 30, 2004. We plan on utilizing Mr. Fahoome's experience of and contacts within the casino industry. Casino Players, Inc. currently has a database of qualified Players to whom we offer free rooms, meals, and transportation. Our database is only available to us. The Company's database includes names and home addresses but not telephone numbers or emails. We intend to lease email lists and hire one or more email broadcasting companies to send emails to gamblers that have opted-in for gaming information to be sent to their respective addresses. In the past, we have used the services of companies that specialize in email internet broadcasting to send email invitations to a leased database of opt-in gamblers that are seeking gaming invitations to visit Casinos. The leased database is paid per campaign and does not belong to the Company.



21.	Refer to the sixth paragraph on page 18.  Please reconcile your disclosure in this section that you "have not used a company for Pop Ups, but intend to contract" for such services, with the disclosure only two paragraphs earlier that you have used two companies in the past and will continue to use emails and "pop-up" ads to market your services.

Response: We have revised the Marketing section to include the following paragraph:
We also anticipate using the email broadcasting companies to generate banner ads and broadcast pop-ups to individuals that gamble online. We believe an online Player is also interested in enjoying the excitement of a Casino Resort environment, especially if they can receive a free room or a Casino rate that offers the Player an opportunity to earn a free room (Play to Qualify). We will rely on their suppliers (Internet Broadcasting Company) to get past ad blockers and filters. We have not used a company for pop-ups, but intend to contract for 200,000 pop-ups per month to online gamblers, offering free rooms at Casino Resorts upon sufficient financing. If we are successful, we intend to increase the pop-up ads from 200,000 up to 1 million per month based on our anticipated cost on $1,000 for every 50,000 pop-ups that appear.

22. We note the final three paragraphs of this section. Please tell us what, if anything, is to prevent a casino from contacting a player directly once you have brought his or her name to the casino for verification. In this regard, we note that player commissions are "protected" for 12 months after players are delivered by the casino representatives. Please tell us how you are able to enforce these protections. In addition, please disclose whether commissions are payable to you on trips made by a player more than 12 months after the original date on which the player was delivered to the casino by the casino rep company.

Response: We have added the following paragraph under the Business Strategy section of the Description of Business section:

We learn of a Player's gaming history by asking the potential Player a series of questions and then contacting the Casino at which the Player claims he/she should receive complimentary rooms to verify his/her playing history. The Casinos also have a service for verification of a Player's credit and playing trends, which is checked by using the Player's name, address, and birth date. The service is not available to Casino Rep companies directly. We are required to directly contact the Casino for verification. The Casino determines the play of the Player and prepares a report to the Casino Rep Company that verifies the average bet, hours played, amount won or lost and commission due to the Casino Rep. The Casino's report is generated by visually observing and monitoring table games (craps, blackjack roulette, etc.) and the slot play is measured by the slot machine computer chip by the minute. The complimentary room policy is also available directly from the Casino Resort since the Casino's marketing department is constantly soliciting Players to visit their Casino by offering free rooms as a motivation to play at the Casino where they stay instead of going to other Casinos. The Casinos are trying to increase their database of Players. The Casino Rep's commissions are protected by the Casino if the Player was delivered by a Casino Rep and the Player has been to the Casino in the past 12 months. The Company does not have any way of enforcing a Casino contacting a Casino Rep's Player before 12 months have elapsed, unless a Player advises the Rep Company that he/she was contacted. The Casino does not pay a commission after the 12 month period has passed. They are considered the Casino's customer in the future unless the Rep Company sends the Player back to the Casino before the Player accepts a Casino invitation.


We have also added the following risk factor:

We do not have any way of collecting commissions in certain instances.
A complimentary room policy is also available directly from the Casino Resort since the Casino's marketing department is constantly soliciting Players to visit their Casino by offering free rooms as a motivation to play at the Casino where they stay instead of going to other Casinos. The Casinos are trying to increase their database of Players. The Casino Rep's commissions are protected by the Casino if the Player was delivered by a Casino Rep and the Player has been to the Casino in the past 12 months. Casino contracts are in writing with all Casinos outlining the Casino qualifications to earn a free room and commission paid to the Casino Rep Company. The Company does not have any way of enforcing a Casino contacting a Casino Rep's Player before 12 months have elapsed, unless a Player advises the Rep Company that he/she was contacted. The Casino does not pay a commission after the 12 month period has passed. They are then considered the Casino's customer unless the Rep Company sends the Player back to the Casino before the Player accepts a Casino invitation. Our inability to enforce a Casino contacting a Casino Rep's Player before 12 months have elapsed, unless the Player advises us that he was contacted, could materially affect our business operations.



Competition, page 19

23.	Please remove your assertion that you offer more locations that your competitors in the
Caribbean Islands and cruise ships, or provide support for this claim.

Response:  We have deleted this assertion.


Our Products and Services, page 19

24.	Please expand your disclosure in this section so that it more fully discusses your products and services, including how you qualify players, what fees your charge such players, and how your arrange for the products included in their casino tour and travel packages. It is also unclear what products and services your provide directly, and what you offer as an intermediary. This section also does not contain any information about your cruise poker tournaments, which such tournaments appear to play a prominent part of your business, or at least aspirations, in the other sections of your disclosure. Revise accordingly.

Response:  We have revised the section to read as follows:

Our Services

Through our website, www.CasinoRatedPlayers.com (the contents of which are not incorporated by reference herein) we offer four services to gamblers seeking Gambling and entertainment. Applicants complete a reservation form on our website and indicate his dates of travel and first and second place priority Casinos. The Company returns a confirmation for to the applicant to receive a Casino rate for his room with the betting requirements for the Casino of his choice. Applicants are charged a one-time $30 per room administrative fee after we confirm their Casino room rate and qualifications to earn a free room under Play to Qualify". We do not charge for any services other than a "Play to Qualify" reservation.
Below is a description of the four services we offer:

(1)	Discounted Casino Tour Packages to Non-Qualified Players. We create our own Casino tour and travel packages to Las Vegas that include a hotel room, a transfers from the airport to the hotel, two buffet meals, one ticket to the show, Jubilee, $25 match play coupon (the Casino provides $25 of gaming chips to start the Player's gaming, after the Player puts up $25 cash to buy $25 in chips.), and discounted Wine/Spa/and other coupons. Las Vegas is the only destination that we offer gaming tours to non qualified Players.

(2)	Complimentary Casino Resort Rooms and Suites.  We offer complimentary casino resort rooms and suites to Players that qualify based on average bet and hours of daily playing, confirmed as a qualified player by the Casino Resort selected by the Player. The Player contacts us online requesting a free room or "Play to Qualify" room, we respond with a confirmation of their request and follow up with an Email, confirming their room after the Casino confirms availability and free room or Play to Qualify room rate. "Play to Qualify" is a service we offer to Players that do not have a history of gaming and want to qualify for free Casino Resort rooms. We contact the Casino and request a Casino Rate for "Play to Qualify" room. The Casino normally offers a discount of 50% off of rack rate. The Player uses his credit card to check into Casino and will be notified at check out if they qualified for a free room. If they do not qualify, the Casino Rate will be charged to Players credit card, receiving a discounted room rate. The Player pays the company a service fee of $30 for making the reservation; and if the Player qualifies for a free room, we receive a Casino Rep commission from the Casino.

(3)	Poker Cruises to the Caribbean.  We are currently negotiating with two
Cruise Lines to offer Poker Mini Tournaments to all passengers. If we are successful, we will operate the Tournaments to all passengers and market Poker cruises to the public, offering discounted cabin pricing.

(4)	Free Cruise Cabins to Qualified Players. We offer qualified Players complimentary Cruise cabins to the Caribbean. The Player will qualify by playing Casino games four hours a day with an average bet of $150 or more, depending on the retail value of the cruise.

Qualification for complimentaries (known as "comps") typically is based on a gambler having to play table games or slot machines for a minimum of four hours per day, with average hands from between $50 to 150 for table games and from $1 to 5 for slot machine play. The availability and extent of complimentary products and services is dependent upon the gaming history of the Player. The Casino determines the average bet and whether the Player is qualified for a free room or Play to Qualify room.

The Company derives its revenue from the commissions earned from travel suppliers, Casino Resorts and on the direct sale of travel and gaming related
products.   For the twelve months ended December 31, 2007  we had revenues of
$81,431 and a net loss of $143,026, compared to $4,200 in revenues and a net loss of $34,849 for the fiscal year ended December 31,. 2008 For the three months ended March 31, 2009, we generated $1,307 in revenues, compared to $4,200 during the three months ended March 31, 2008. The Company has performance contacts with various casinos that, based upon average play and wagering the Company receives an agreed upon percentage of the casinos theoretical revenue. No commission is recognized as revenue until confirmation of receipt of the commission. Joe Fahoome is current with licenses in all Casinos listed in the corporate Site.

The percentage of our compensation varies from Casino to Casino, but generally averages between ten and fifteen percent of the Players' estimated average bet per hand multiplied by the estimated number of hands per hour of play in domestic Casinos, and ten to fifteen percent of the Players' estimated losses at Caribbean Casinos. Casinos do not deduct the cost incurred to obtain a Player from a Casino Rep's commission. If a Player visits a Caribbean Casino and becomes a winner, the Casino pays the Rep a flat fee of $50-$100 for delivering the Player to the Casino.

The Casinos offer all Players, at hotel check in, a Players Card that is used for tracking Players waging activity. When a Player plays slots, they put their card into slot machine and remove when they are done. The Casino tracks by computer the time played, average bet, total bet, and win or losses. The Player that plays a table game (such as craps or black jack) put his or her Players Card on table and a host from Casino manually records when they started and ended gaming play. The amount of wages are watched from cameras and so noted. The tracking for slots are accurate, the table calculation have a potential for inaccuracy. The Casinos have no recourse against us if the Players we provide them do not gamble at the levels expected. The Casino will often take a Rep Company's reference for a new Player and provide him a complimentary room. Traditionally, a Casino does not offer anything free to an unknown Player, but will offer the Player an opportunity to "Play to Qualify." The Casino will offer a Casino rate for a room (normally 50% off the rate a non Player pays, for a maximum of 3 nights). The Player checks into the Casino with a credit card with the understanding he will be charged a Casino room rate if he/she does not qualify for a free room. The Casino will have a Player's rating ready for early morning check out, and, if they played for the minimum qualifications, they will receive a complimentary room and are invited back for a free room in the future. If the Player qualifies, the Company receives its commission, and if the Player does not qualify, then nothing is paid to the Company and the Player pays for the room.

Our Casino Player is identified when he/she advises the Casino Dealer/Manager that he/she is a Casino Rated Player and shows a Player ID Card. The Casino Manager then writes down the start of playing time and watches to determine average bet and hours played. The tracking procedure is left up to the Casino, and the Casino Rep Company has to rely on gaming info provided by the Casino management. In some instances, it has come to our attention that our Players' losses and average bets exceeded those reported by the Company, thereby reducing our commissions since we make a commission based on a player's loss
at the casino.   The Company has no recourse other than to not return Players to respective Casinos.

The Company's goal is to add another revenue stream from cruise passengers that desire to play poker instead of Casino slots or table games. In April 2005, the Company operated one seven night Caribbean cruise mini-poker tournament (the "Poker Cruise") on a cruise ship before the ship sailed to the Mediterranean. The poker tournament was to be available to all passengers on board. However, the cruise line changed its decision once it departed and only let the Company's 10 poker passengers play, denying that opportunity to the other 1,800 passengers. The Company did not have a legal contract signed by the cruise company and was unable to take any legal recourse against the cruise line company. As a result of the cruise line's restrictions, the financial results were disappointing because we had 12 staff members on board and the tournament was limited to only the 10 cruise players we had brought. The Company does not intend to do business with this cruise line without a written and enforceable contract. Also, the Company is in discussions with another cruise line to lease public space and offer mini-tournaments to all cruise passengers. The Company had not operated any additional Poker Cruises. The Company generated $5,600 in income to cover wages, cabins, and related
expenses for the week and netted $1,400 in profits.   On average each Player
played 2-3 games a day with a $230 Buy-In that produced $30, per Player, revenue to the Company. The balance of the Buy-In money was returned as winnings to the mini - tournament winners.

Employees, page 19

25.	It is unclear whether the hirings discussed in this section will be made in the immediate future. Please revise to clarify the anticipated timing of your hirings, how they coincide with your plan of operations and the extent to which your hirings are contingent upon funding from this offering.

Response:  We have revised the section to read as follows:

EMPLOYEES

Casino Players, Inc. currently employs two executive officers. William Forhan serves as Chief Executive Officer and Chief Financial Officer, and Joseph Fahoome as President. We intend to hire additional full time employees upon receiving sufficient funding and as our business grows.


Description of Properties, page 19

26.	Please reconcile your disclosure here that you are "not being charged rent", with your disclosure on page 51 indicating a 2008 rent expense of $23,000.

Response:  We have revised the section to read as follows:
DESCRIPTION OF PROPERTIES
The Company currently uses 250 squares feet office space. The offices are located at 2400 North Commerce Parkway, Suite 205, Weston, Florida 33326 (10 miles west of Ft. Lauderdale). The Company does not own or lease this property. However, the Company paid $23,000 in rent in 2008. We do not currently pay any rent for this office space. We do not own or lease any property. We intend to return to Ft. Lauderdale, Florida in the near future, subject to sufficient funding.



Use of Proceeds, page 20

27.	Please revise to clarify how footnote (7), relating to acquisitions in the entertainment industry, differs from footnote (2), relating to acquisitions of representative companies. To the extent you are planning to pursue acquisitions beyond the scope of the other casino representation companies, please revise your disclosure throughout to discuss such intentions in detail.

Response: The Company will target acquisitions of companies that can help us increase revenues. We will look at Internet media companies, Internet Poker Sites, Casino Gaming Sites, an Email database company that has gambler database. The Company has not negotiated or entered into any Letter of Intents and will not do so until the Company becomes public. We have made an adjustment to the table noting (2) as acquisition of Casino Rep Companies and
(7) as Acquisitions.

28.	The "total funding" row of your use of proceeds table is either not accurate, or the individual categories to which your proceeds will be applied are inaccurate or incomplete. Please revise this table to ensure its accuracy, and that the totals reflect the sum of the individual categories.

Response: The Use of Funds based on percentage money raised has been adjusted. The funds will be used to drive new business and allocates marketing investment from $250,000 - $341,000 as the priority expenditure.


Determination of Offering Price, page 22

29.	You state that your price was determined arbitrarily yet your have provided a list of specific factors used to calculate the price. Please explain. In that regard, please also provide that basis for your assumption here and under "Terms of the Offering" on page 26 that your net profits in 2009 will be approximately $1 million.

Response:  We have revised this section to read as follows:

                        DETERMINATION OF OFFERING PRICE

We have determined the offering price of the Shares based on our projections for year 1 (12 months after the date the Registration Statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission) based on several factors including prevailing market conditions, including the history and prospects for the industry in which we compete, and projected profits.

The Selling Stockholders are offering their shares of common stock for sale in this Offering. The Selling Stockholders will sell our shares at $0.25 per share if and when our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

We have deleted the statement regarding our assumption here and under "Terms of the Offering: that our net profits in 2009 will be approximately $1 million.

Selling Stockholders, page 23

30.	In your response to prior comment 4, you state that you cancelled certain shares issued to iVest Investments. Please provide us with your analysis as to why the shares were cancelable and whether there may be any recourse against you for that action. Also, please provide us with copies of the agreement with iVest pursuant to which the shares were issued and subsequently cancelled.

Response: We have revised footnote #3 under the Selling Stockholders Table to read as follows:

	iVest Investments, LLC, former counsel to the Company, was issued 2,900,000 shares of common stock for services that include the registration of shares offered by this prospectus on Form S-1, and the provision of 12 months of legal services to the company to commence after the effectiveness of the registration statement. In May 2007, the Company terminated its agreement with iVest and the Company and iVest agreed to cancel 1,900,000 of the 2,900,000 shares held by iVest Investments, LLC due to the fact that the shares were
issued, in part, for future legal services to be rendered.   J. Bennett
Grocock, former counsel to the Company, has ultimate voting and dispositive control of the shares held by iVest Investments, LLC.

Management's and Directors' Biographies, page 29

31.	Please provide additional information regarding Robert Kuechenberg's prior business experience.  Refer to Item 401 of Regulation S-K.

Response:  We have revised the disclosure to read as follows:

Robert Kuechenberg has been serving as a Director of Casino Players, Inc. since September 2007. Bob is best known as a celebrity football Player in Miami, FL. He played for the Miami Dolphins for 16 years as offensive guard and was an All Pro 7 times and played college football and graduated from Notre Dame. Mr. Kuechenberg has been involved in several entrepreneur ventures in a variety of businesses since retiring from professional football. Since 2002, he has been the owner of a Construction Consulting Company located in Ft. Lauderdale, Florida. Bob has been a motivational speaker and radio talk show host and guest.

Summary Compensation Table, page 32

32.	We note footnotes (1) and (2), please add disclosure explaining what the accrued amounts consist of and how they were calculated.

Response:  We have consolidated the footnotes to read as follows:

The accrued compensation started in October 2005 for Joseph Fahoome and he is currently $221,000 and Forhan is owed $178,000. Management stopped accruing wages on June 30, 2007. Messrs. Forhan and Fahoome employment contracts are both the same and both are based on $7,000 a month totaling $84,000 a year for each employee

Employment Agreements, page 32

33.	Consistent with your disclosure on page 43, please add disclosure to this section clarifying that management has stopped accruing wages on June 30, 2007, and will not receive wages until the company generates revenues to pay such wages.

Response: We have added the following disclosure regarding Mr. Forhan's employment agreement:

Management stopped accruing wages on June 30, 2007, and Mr. Forhan will not receive wages until the Company generates revenues to pay such wages.

We have also added the follow regarding Mr. Fahoome's employment agreement:

Management stopped accruing wages on June 30, 2007, and Mr. Fahoome will not receive wages until the Company generates revenues to pay such wages.

Current Status of the Company, page 39

34.	Please revise this section to correct the numerous typographical errors.

Response:  We have revised this section.  We apologize for any inconvenience.


Plan of Operation, page 40

35.	We note your revisions to your plan of operations.  In order to provide more meaningful information to your investors, please consider revising this section to provide additional concise disclosure regarding specific short-term steps you plan t take toward becoming fully operational and generating additional revenues.

Response:  We have revised the disclosure

Revenue Recognition, page 41

36.	Your revenue recognition policy, which states that you recognize revenue when the funds are received, appears to be a cash-basis policy and not accrual-based accounting, as it would appear that the revenues were earned at some point prior to the receipt of funds. This also appears to be in contrast to your policy under "Basis of Accounting" on page F-7, where you state that revenues are recognized when earned. Please explain when revenues are earned from a customer that you send to a casino. Refer to the four revenue recognition criteria in SAB 104 to explain why a reasonable estimate of revenue cannot be made at the time revenues are earned, prior to the receipt of funds. In addition, please tell us the average lag time between the trip your client makes to the casino and when you receive any commission or other revenue from the casino based on that client's activity.

Revenue:  We have revised the disclosure to read as follows:

Revenue Recognition
                We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (SAB 104), "Revenue Recognition in Financial Statements." Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collect ability is reasonably assured.
                The Company derives its revenue from the commissions earned from travel suppliers, Casino Resorts and on the direct sale of travel and
gaming related products.   For the twelve months ended December 31, 2007, we
had revenues of $81,431 and a net loss of $143,026, compared to $4,200 in revenues and a net loss of $34,849 for the fiscal year ended December 31, 2008 For the three months ended March 31, 2009, we generated $1,307 in revenues, compared to $4,200 during the three months ended March 31, 2008. The Company has performance contacts with various casinos that, based upon average play and wagering the Company receives an agreed upon percentage of the casinos theoretical revenue. No commission is recognized as revenue until confirmation of receipt of the commission. The Casino provides a summary of play and estimated commission earned from Player. The Company recognizes revenue as an Account Receivable, at the time the Player departs the Casino. Payment is sent to the company in 30- 45 days after the Player departs

Revenues, page 41

37.	We note your have a significant decline in revenues from the year ended
December 31, 2007 to the year ended December 31, 2008, which you attribute to such factors as no marketing funds available. Please tell us if there were any unusual or non-recurring revenue items in 2007 which could have lead to a disproportionate increase in revenues for that year. Additionally, please verify that your 2007 revenues were generated from the types of operating activities you have outlined in the description of your business. Lastly, please explain why there were marketing funds available in 2007 but not in 2008 by describing the source and nature of the funds used in 2007.

Response:  We have revised the disclosure to read as follows;

Revenues

Revenues for the year ending December 31, 2007 were generated from cruise and gaming commissions: $81,431 compared to revenues of $4,200 for the year ended

December 31, 2008. To date, the Company does not have sufficient funds to advertise. In April 2007, we had had approximately 60 passengers who signed up with the Company to "Play to Qualify" on a cruise. None of the players qualified. However, we earned approximately $7,200 in cabin commissions.

We did not have a 2008 Cruise due to economic problems in Detroit and we have not nor are we planning on having and in 2009.

Detroit gaming opportunity for the Company decreased further in 2008 as the auto industry started laying off employees and those working were concerned they might lose their jobs, deciding not to spend money on Cruises or trips to Las Vegas. Those that still had the desire to gamble could go to three new casinos in Detroit thereby decreasing the Company's opportunity to earn revenues.
We didn't have any cruises in 2008.


38.	In this regards, we note your disclosure on F-7 that you had zero advertising expenses in either 2007-2008. As such, please explain how your fluctuation in revenues between years could be attributed to a difference in marketing expenses when it appears that your marketing expenses were the same in both years.

Response:  Please see our response to Comment #37.

39.	Please provide an explanation of cost of sales, including the types of items which are classified as such. Your explanation should also include a comparison of cost of sales between years, including the reasons there were no costs of sales in the most recent year. Please revise accordingly.

Response:  We have disclosed the section to read as follows:

Cost of Sales

	Cost of Sales for the fiscal year ended December 31, 2008 was $0, compared to $65,271 for the fiscal year ended December 31, 2007. There were no costs of sales in 2008 because we only earned commissions from Casino Resorts. There are no costs of sales in connection with sending gamblers to casino resorts. Approximately $70,000 revenues earned in 2007 were generated from a Cruise gambling group from Detroit. We expended $65,271 in connection with the cruise.



Expenses, page 41

40.	In your description of the company's expenses, you list a rent as one of the major components. However, on page 19 in your description of properties, you state that the company does not currently have a lease for its office space and is not charged rent. Please clarify.

Response:  We have disclosed the section to read as follows:

Expenses

The total G&A expenses for the 2008 year were $39,049 versus $159,156 in 2007. The major components of expenses are general and administrative expenses for 2008 were: $23,000 in rent; $4,200 in telephones charges and $9,450 in professional fees. The 2007 expenses were: office rent of $28,000; [MSOffice1] $7,400 in telephone charges, management wages of $96,000. (6 months), web development $3,700, professional fees $15,500, travel and entertainment $3,600 and bad debt $4,100.

Liquidity and Capital Resources, page 42

41.	Within your discussion of liquidity, we note you have presented liquidity ratios. However, the purpose of your presentation of this measure is not evident. Please clarify your disclosure to detail how you calculated your liquidity ratios. In addition, please revise your disclosure to explain the meaning of the ratios to your business operations. Alternatively, you may remove these ratios.

Response:  We have deleted the disclosure regarding liquidity ratios.



Accounts Receivable, page 43

42.	You state that you extend credit to your customers in the normal course of business. Please clarify the party to whom you would extend credit, whether it is the players or the casinos where you send players. Also, it is unclear how accounts receivable would be generated based upon the business model you have outlined, where the majority of your revenues from casinos are recognized only upon receipt of payment. Please revise your disclosure to explain how your accounts receivable policy relates to your business, and when you would expect such receivables to be generated.

Response:  We have revised the disclosure to read as follows:


The Company extends credit to its customers (Casinos and Cruise lines) in the normal course of business. Further, the Company regularly reviews outstanding receivables, and provides estimated losses through an allowance for doubtful accounts. The company generates Accounts Receivable when it delivers Players and the Casino or Cruise line qualifies the Player and approves payment to the company. The receivables are normally paid in 30 - 45 days after Player departs the Casino or Cruise lines.


Certain Relationships and Related Party Transactions, page 46

43. 	You state that Casino Players wrote off the debt due Invicta Group, Inc.
Based upon your review of your prior filings, we assume you are referring to a loan payable balance in the amount of $30,428 as of March 31, 2007. The due date of that loan appears to have been April 1,2007. We note such balance remaining as of December 31, 2007. If our assumption is correct, please confirm. In addition, please tell us when and how the write off of the note payable balance was recorded in your financial statements. That is, illustrate and explain the journal entry you recorded to write off the payable. If our assumption is not correct, please tell us more about the debt to Invicta that was written off by the registrant and explain how that write off was recorded. We may have further comments upon review of your response.

	Response:

The $30,428 payable of March 31, 2007 was removed in December 31, 2007, when the Company audit was completed. Invicta Group wrote the debt off as uncollectable when they completed their December 31, 2007 audit. Our auditors made the following journal entry:

	Debit: Debt Invicta $50,047 and Accrued Interest $3,666
Credit: $50,047 other income, interest expense $1,000 and other income $2,666.



Changes in and Disagreements With Accountants, page 48

44.	We note that you have requested a letter from Baum and Company P.C.
Please file this letter as Exhibit 16 to the Form S-1.

Response: The Company provided Baum with a copy of the foregoing disclosures and requested Baum to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether the firm agrees with the statements made in this Form S-1 and, if not, stating the respects in which the firm does not agree. As of the date of this Form S-1, Baum has not responded to our request nor do we believe that they will since there was a dispute as to whether the Company owes money Baum. The Company paid Baum $2,100 in 2007 for its review of the quarters ended March 31, 2007 and June 30, 2007. Baum did not complete its 2007 audit due to the dispute of monies owed. Instead, Sharfman (as defined below), re-audited the Company's 2006 financial statements and also performed an audit of the Company's financial statements for the fiscals years ended December 31, 2007 and December 31, 2008 and to report thereon. Sharfman also reviewed the Company's quarterly financial statements

Report of Independent Registered Public Accounting Firm, page F-2

45.	We note the independent accountant's opinion refers to the statements of changes in shareholders' deficit, while the actual financial statement on page F-5 bears the title of statements of stockholders equity. Please revise for consistency.

Response:  We have revised this disclosure.

Note 1: Summary of Significant Accounting Policies
Revenue Recognition, page F-8

46.	It appears that your revenue recognition policy is merely a recitation of the GAAP rules for revenue recognition. Please revise to describe how you utilize those guidelines in devising a revenue recognition policy for your specific business.

Response:  	We have revised this disclosure to read as follows;

The Company follows the guidance of the Securities and Exchange Commission's Staff Accounting Bulletin 104 for revenue recognition. In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collect ability is reasonably assured. The Company uses these guidelines to recognize revenues from our customers:
Cruise lines and Casinos. We record revenue after a Player departs a Casino or Cruise line and the Player has qualified for the Company to receive a commission. We record as accounts receivable and accrue revenue. The revenue is received in 30 -45 days after the Player departs, and the receivable is adjusted based on the actual check is received.


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Item 26: Recent sales of unregistered securities, page 1

47.	You disclose that on May 30, 2007, you issued 1,900,000 common shares valued at $19,000 to The Scott Law Firm. It appears from your response to our comment 21 from staff letter dated July 24, 2007, that these shares may have been recognized in a prior period. If so, you should expand your disclosure to explain this discrepancy. Please explain why this issuance of securities does not appear in the activity on your statement of stockholders equity on page F-5. Also, please advise us whether Mr. Grocock returned the shares to you or whether he directly gave them to the new law firm and provide the dates of any related stock transfers. Revise either your financial statement or your disclosure accordingly.

Response:  We have revised the disclosure to read as follows:

	In May 2007, the Company terminated its agreement with and cancelled
1,900,000 of the 2,900,000 shares held by iVest Investments, LLC.    The
Company issued the canceled shares (1,900,000 shares) to The Scott Law Firm, P.A. to complete the Registration as corporate counsel The Company did not issue any additional shares and the Statements of Stockholders Equity did not change.

	The Statements of Stockholders Equity did not change when 1.9 million shares were issued to Scott Law Group because 1.9 million shares were cancelled from iVest. The Company accepted Mr. Grocock's resignation June 1, 2007. and the Board of Directors agreed to issue iVest 1 million shares for the work that was completed. The Board further approved canceling 2.9 million shares of iVest and issued 1.9 million shares to The Scott Law Firm P.A.

	On November 29, 2005, the Company issued 2,900,000 shares of common stock to iVest Investments, LLC, former counsel to the Company for services that include the registration of shares offered by this prospectus on Form S-1, and the provision of 12 months of legal services to the Company to commence after the effectiveness of the registration statement In May, 2007, the Company terminated its agreement with iVest and cancelled 1,900,000 of the
2,900,000 shares held by iVest Investments, LLC.    The Company issued the
canceled shares (1,900,000 shares) to The Scott Law Firm, P.A. to complete the Registration as corporate counsel The Company did not issue any additional shares and the Statements of Stockholders Equity did not change.

The Company relied on the exemption from the registration requirements of the Securities Act provided in Section 4(2) promulgated thereunder, based on the fact that the issuance did not involve a public offering.

Exhibit 5.1

48.	You have opined that the shares legally issued, fully-paid and non-
assessable. However, we note that the shares to be offered by the company have not yet been issued or paid for. Please revise the fourth paragraph of the opinion accordingly.

Response: Our attorneys have revised their legal opinion to include the following paragraph.

Based upon the foregoing and having regard for such legal considerations as we deem relevant, we are of the opinion that the 6,000,000 Shares issued to the Selling Stockholders listed in the Registration Statement have been duly and validly authorized for issuance and are legally issued, fully paid and non-assessable and that the 12,000,000 Shares to be issued pursuant to the Registration Statement have been duly authorized and when issued, will be fully paid and non-assessable.

49.	We note that your opinion is limited to "Nevada Revised Statutes and all other relevant laws of the State of Nevada". Please clarify that this reference also includes that applicable provisions of the Nevada constitution and reported judicial interpretations interpreting these laws.


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Response:  Our attorneys have revised the paragraph to read as follows:

We express no opinion on the laws of any jurisdiction other than the Nevada Revised Statutes of the state of Nevada and the applicable provisions of the Nevada constitution and reported judicial interpretations interpreting these laws.



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